SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December 2002

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


  RYANAIR ANNOUNCES PASSENGER GROWTH OF 43% FOR NOVEMBER 2002



The following are Ryanair's passenger and internet statistics for November 2002, presented in the same format as our competitors.



                                     November 2001     November 2002           Rolling 12 months
                                                                            ending 30 November 2002
Passengers 1                           871,603          1,249,186                 13,980,173
Load Factor 2                             79%               84%                       85%
Internet Sales Percentage 3               89%               94%                       91%



 1. Represents the number of earned seats flown by Ryanair. Earned seats include seats that are flown whether or not the passenger turns up because Ryanair is a no-refund airline, and once a flight has departed a no-show customer is not entitled to change flights or seek a refund.
 2. Represents the number of passengers as a proportion of the number of seats available for passengers.
 3. Represents the number of initial seat sales sold via the Ryanair internet site as a percentage of total initial seat sales. Initial seat sales exclude changed and amended seat sales.

ENDS.                                                 Tuesday, 3rd December 2002

For further information please Pauline McAlester, contact:
                                Murray Consultants: +353 1 4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  03-December 2002

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director